SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

POLICY FOR THE DISCLOSURE OF MATERIAL INFORMATION AND

THE PRESERVATION OF CONFIDENTIALITY

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1. PURPOSE

To establish guidelines to be observed and complied with by all those persons associated with the disclosure of material information and for the maintenance of the confidentiality of information not yet disclosed to the public within the scope of Companhia Paranaense de Energia - Copel (Holding), its wholly-owned subsidiaries, controlled subsidiaries and subsidiaries under joint control, hereinafter denominated Copel.

2. CONCEPTS

2.1 - CONTROLLING SHAREHOLDER

The shareholder or group of shareholders who are bound by a shareholders' agreement or who are under common control and exercising power, directly or indirectly over Copel, pursuant to Law 6,404/76, as amended.

2.2 - STOCK EXCHANGES

Refers to the Brasil, Bolsa, Balcão – B3, the New York Stock Exchange – NYSE and any other stock exchange or organized trading market where the Copel (Holding) is allowed to trade its securities.

2.3 - MANAGER OF THIS POLICY

The Chief Financial and Investor Relations Officer (CFO), who, through the Capital Markets Superintendence, monitors and ensures compliance with the disclosure and trading policies, exercising the responsibilities set forth in the regulations of the Brazilian Securities and Exchange Commission (CVM).

2.4 - MATERIAL ACTS OR FACTS

Any decision from the controlling shareholder, deliberations from the General Meeting or entity of the Company’s management or any act or fact of public-management, technical, business or economicfinancial nature occurred or related to the Copel’s business, that could substantially influence:

•      the securities’ quotation;

•      the investors’ decision to buy, sell or maintain securities; or

•      shareholders’ decisions to exercise any of the rights inherent to their status as holders of securities issued by Copel (Holding).

Note: with the purpose of facilitating the identification of situations that constitute Material Acts or Facts, the examples of such situations are provided in CVM Instruction 358, dated January 3, 2002, as amended, in the sole paragraph of Article 2.

2.5 - NOTICE TO THE MARKET

Any information that is not considered a Material Act or Fact, but that the Company's management considers to be important and should be disclosed to all capital market agents.

This category is also used for the disclosure of certain items, such as disclosures on acquisitions or sales of relevant stakes, clarifications provided by the companies on requirements made by the CVM or the stock exchange in which their securities are traded, or materials released at meetings with analysts.

2.6 - NOTICE TO SHAREHOLDERS

Announcements or notices that the Company deems necessary to be disclosed to shareholders, such as those relating to procedures that must be adopted in the payment of dividends or interest on shareholders' equity, nomination of candidates as members of the Fiscal Council and the Board of Directors, and call notices for general meetings.

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2.7 - SECURITIES

Any shares, certificates of receivables, subscription bonus, receipts and subscription rights, promissory notes, call or put options or derivatives of any kind, or any other securities or collective investment agreements issued by Copel or to them referenced that, by legal determination, are considered as "securities", on the approval date of this Policy or that may be subsequently created.

2.8 - STOCK OPTIONS

Right to acquire shares issued by the Company granted to board members and other employees, under the terms of Stock Option Guarantee Plan approved by the General Meeting.

2.9 - RELATED PERSONS

Within the context of Copel, its direct and indirect controlling shareholders, executive officers, members of the board of directors, fiscal council and any other statutory body with technical or advisory functions, managers and employees, service providers and other professionals who, as a result of the exercise of their duties, have access to information regarding to material act or fact.

2.10 - PERMANENT MATERIAL ACT AND FACT DISCLOSURE COMMITTEE

A permanent committee, constituted by the Executive Board via Circular, responsible for ensuring compliance with disclosure terms and the accuracy and pertinence of the information disclosed.

2.11 - DECLARATION OF COMPLIANCE

Official instrument signed by the related person and recognized by the Copel (Holding).

3. GUIDELINES

3.1 - To ensure, through the Manager of this Policy, subject to the provisions of CVM Instruction 358/02:

a)   the sending to CVM, through an electronic system provided by this authority and, as the case may be, to the Stock Exchange and entities of the organized over-the-counter market in which securities issued by the Company are traded, of any Material Act or Fact that has occurred or is related to Copel's business immediately after its awareness; and

b)  the ample, immediate and simultaneous dissemination of material acts or facts to the Stock Exchanges in all the markets in which securities issued by Copel (Holding) are traded, as well as to the public in general.

3.2 - Determine that the controlling shareholders, directors, members of the board of directors, fiscal council and any bodies with technical or advisory functions, created by statutory provision, immediately and formally communicate any Material Act or Fact of which they are aware of, to the Manager of this Policy, which will promote its disclosure, pursuant to the provisions of CVM Instruction 358/02.

3.3 - The disclosure of Material Acts or Facts must be made to the CVM, in writing and in a timely manner (via the CVM Information Disclosure System), to the Foreign Regulatory Bodies, to the Stock Exchanges in which Copel is listed, as well as to the market in general, in a clear and precise way and using language that accessible to the investing public, meticulously describing the act and/or fact occurred, indicating, when possible, the amounts involved and other clarifications.

3.4 - The Material Act or Fact must also be made available (i) in the internet news portal, duly identified in Copel’s Registration Form, which provides, for free access, the information in its entirety, (ii) in Copel’s investor relations site and (iii) sent by e-mail to investors who voluntarily register their e-mail address with the Company's investor relations department.

3.5 - At the discretion of the Manager of this Policy, any Material Act or Fact may be further published in widely circulated newspapers usually used by Copel, and such publication may be done in summarized form, provided that it indicates the internet addresses where the complete information is available to all investors, in a content that is minimally identical to what was sent to the CVM.

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3.6 - To disclose simultaneously to the CVM, the Stock Exchanges and the public in general, any material acts or facts published by any means of communication, including in the media or in meetings of professional associations, shareholders, investors, analysts or any other selected audience, in Brazil or abroad.

3.7 - Whenever possible, to disclose material acts or facts at least one hour before the beginning or after the close of stock market trading.

3.7.1 - If the Stock Exchanges do not operate simultaneously, disclosure will be effected in line with the business hours of the Brazilian market.

3.8 - To ensure, through the Manager of this Policy:

a)   To disclose immediately to the CVM, the Stock Exchanges and the public in general, through the CFI, any material acts or facts not yet disclosed under the following circumstances:

             I.        whenever persons other than those with original knowledge of the material acts or facts become cognizant of same;

            II.        by determination of the Management of Copel (Holding); and/or

           III.        whenever there is an atypical oscillation in the price or traded volume of the securities issued by Copel.

b)   Provide the requested information, should the Regulating Bodies or the Stock Exchanges require further clarification on the communication and disclosure of Material Act or Fact;

c)   Evaluation of the need to request, simultaneously for the local and foreign Stock Exchanges, the trading suspension of Copel's Securities for the period necessary to properly disseminate the Material Act or Fact, subject to the procedures set forth in the regulations issued by stock exchanges and organized over-the-counter entities on the subject;

d)   In the event of an atypical oscillation in the price or traded volume of the Securities issued by the Company or other securities referenced to them, inquire persons with access to a Material Act or Fact to confirm whether they are aware of information that must be disclosed to the market and, if so, to ensure that the information is immediately disclosed to the market pursuant to this Policy, with such procedure kept on file; and

e)   In the event that the Insider Information escapes from the Company's control, inquire persons having access to a Material Act or Fact, including, as the case may be, Directors and/or representatives of the Controlling Shareholder, and arrange the immediate disclosure of such information in the form of this Policy, with such procedure kept on file.

3.9 - Proceed with the release of a Notice to the Market whenever the Company's management deems it is important and should be disclosed to capital market agents.

3.9.1 - The Disclosure shall be made in writing to the CVM and to the foreign Regulatory Bodies, and Stock Exchanges in which Copel is listed, as well as to the market in general, in a clear and precise way and using language that accessible to the investing public.

3.9.2 - The Notice to the Market must also be made available (I) on Copel’s investor relations website and (II) sent to investors who voluntarily register their e-mail address with the Company's investor relations department.

3.9.3 - It is not necessary to publish notices to the markets in newspapers of great circulation or in official Federal, State or Federal District organs.

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3.10 - Carry out the disclosure of information regarding to the payment of dividends or interest on shareholders' equity, nomination of candidates eligible for election as members of the Fiscal Council and the Board of Directors, and call notices to general meetings by means of Notices to Shareholders.

3.10.1 - Notice to Shareholders must be made in writing to the CVM and to the foreign Regulatory Bodies, to the Stock Exchanges in which Copel is listed, as well as to the market in general, in a clear and precise way and using language that accessible to the investing public.

3.10.2 - Notice to Shareholders must be published in a newspaper of great circulation used by the Company and in the Official Gazette of the State, as well as available on Copel’s investor relations website and sent to investors who voluntarily register their e-mail address with the Company's investor relations department.

3.11 - To require the adherence to this policy of all related persons, as identified herein, as well as any other persons whose adhesion Copel deems necessary, through signature of the attached instrument.

3.12 - To maintain, through the Manager of this Policy, at Copel’s headquarters, a list of related persons parties and their respective details, indicating their position or function, address and the number of their inscription in the National Roll of Individual or Corporate Taxpayers, updating same in the event of any alteration.

4. EXCEPTIONS TO THE IMMEDIATE DISCLOSURE OF MATERIAL ACT OR FACT

The material acts or facts may exceptionally not be disclosed if the disclosure thereof will jeopardize the Copel’s legitimate interest.

5. CONTROL MECHANISMS AND CONFIDENTIALITY OF THE MATERIAL INFORMATION

5.1 - For the purpose of preserving confidentiality, Copel requires Related Persons to observe the following actions, without prejudice to other measures that may be appropriate to each specific situation:

a)   that they maintain the confidentiality of any material information to which they have access as a result of their position, until said material information has been disclosed to the public and that they ensure that their subordinates and third parties in their confidence do the same;

b)  that they do not discuss material information in public places, even if third parties can not intuit the meaning of the conversation;

c)   that they only deal with matters related to material information with those who need to be cognizant of same and/or with the the Company's investor relations department;

d)  that, on becoming cognizant of any information deemed to be material act or fact to be disclosed to the market via the CVM and the Stock Exchanges, to immediately and officially inform the Manager of this Policy;

e)   All material act or fact must be approved by the Permanent Material Act and Fact Disclosure Committee;

f)   to immediately inform Copel of any breach of this Policy via the Manager;

g)  that, on becoming cognizant of any information regarding to material act or fact, whenever they certify and can prove omission in the disclosure of same, to communicate the information directly to the CVM;

h)   in accordance with Copel's Information Security Policy, based on the principles of minimum rights and minimum disclosure of information, all access and use of relevant information owned by the Company must be performed with due diligence and legal compliance; and

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i)    that they sign the instrument of adhesion to this Policy (attachment I), in two copies.

5.2 - Information regarding to material act or fact, even when the applicable measures were taken, shall be considered not disclosed until it has actually become public by the Company’s usual means for the disclosure of material acts or facts, under the terms of the applicable regulation.

5.3 - Only the Manager of this Policy is permitted to disclose a material fact or act.

6. PENALTIES

Non-compliance with the obligations and requirements assumed herein, prior defense and observation of due administrative procedures being guaranteed, will subject related persons bound by this Policy to the penalties envisaged in Federal Law 6,385/76. To the related persons who are also employed by Copel, the principles set forth in the Code of Conduct and the penalties of Copel Administrative Rule (NAC) 40301 – Functional Discipline – are also applicable.

7. FINAL PROVISIONS

7.1 - The Manager of this Policy shall maintain, at the headquarters, a list of related persons and their respective personal qualifications, indicating their position or function, address and individual taxpayer’s number.

7.2 - Any doubts regarding the provisions of this Policy, the applicable rules issued by the CVM and/or regarding the need to disclose determined information to the public or not should be resolved with the Manager of this Policy (e-mail: ri@copel.com).

8. APPLICABLE LEGISLATION/RULES

a)      CVM Instruction 358/02, as amended by CVM Instructions 369/02, 449/07, 547/14, 552/14, 568/15 and 590/17;

b)      Federal Law 6,385/76 which regulates the securities market;

c)      Federal Law 6,404/76 - Brazilian Corporation Law;

d)      Copel Policy Rule (NPC) 0102 - Company Securities Trading Policy;

e)      Copel Policy Rule (NPC) 0105 - Investor Relations Policy;

f)       Copel Policy Rule (NPC) 0301 - Information Security Policy;

g)      Copel Policy Rule (NPC) 0310 - Communication Policy;

h)      Copel Administrative Rule (NAC) 40301 - Functional Discipline; and

i)       Code of Conduct.

This Policy, approved at the 171st Board of Director's Meeting, on October 18, 2017, updates NPC 0103 of June 21, 2016 and replaces any other normative instruments relating to the subject.

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ATTACHMENT I

                                                Protocol nº  _

DECLARATION OF COMPLIANCE

POLICY FOR THE DISCLOSURE OF MATERIAL INFORMATION AND THE PRESERVATION OF CONFIDENTIALITY

DATA FOR REGISTRATION

NAME
COMPANY ID	CPF	ID
ADRESS	Nº	COMPL.
ZIP	CITY	STATE
WORK POSITION	DEPARTMENT

S  T  A  T  E  M  E  N  T

I hereby declare that I have received a copy of the Policy for the Disclosure of Material Information and the Preservation of Confidentiality, accompanied by the Applicable Definitions, approved by the Board of Directors of Companhia Paranaense de Energia - Copel, at its meeting held on 10/18/2017, forwarded to the CVM, pursuant to CVM Instruction No 358/2002, and, manifesting full knowledge and agreement with the terms of the Policy for the Disclosure of Material Information and the Preservation of Confidentiality, obliging me to comply with it unconditionally and unrestrictedly, as well as to contribute to ensuring that related persons by the definitions also comply with them fully.

For the purposes of art. 15 of Inst. CVM 358/02, I hereby declare that I had on this date the following securities issued by Copel:

_________________________________

City and date

_________________________________

Signature

1ª Via – Manager of this Policy

2ª Via – Related Person

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date October 31, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.